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SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

____________________________________________
CONSOLIDATED NATURAL GAS COMPANY               :          CERTIFICATE
Richmond, Virginia                             :               of
                                               :          NOTIFICATION
CNG INTERNATIONAL CORPORATION                  :             NO. 15
Reston, Virginia                               :
                                               :         TRANSACTIONS
                                               :         DURING PERIOD
                                               :
                                               :         July 1, 2000
                                               :            through
                                               :       September 30, 2000
                                               :
File No. 70-8759                               :
                                               :
(Public Utility Holding Company Act of 1935)   :
____________________________________________   :

TO THE SECURITIES AND EXCHANGE COMMISSION:

AUTHORIZATIONS

     By order dated May 30, 1996 (HCAR No. 26523), File No. 70-8759, ("May Order") the Securities and Exchange Commission ("SEC") authorized through March 31, 2001 (i) financing by Consolidated Natural Gas Company ("CNG") of its wholly-owned subsidiary, CNG International Corporation, ("CNGI"), (ii) CNGI to directly acquire, or through intermediate subsidiaries indirectly acquire, securities or interests in exempt wholesale generators ("EWGs") outside the United States and foreign utility companies ("FUCOs"), as respectively defined in the Public Utility Holding Company Act of 1935 ("the Act"), and (iii) CNG, CNGI and intermediate subsidiaries to enter into guarantee arrangements, obtain letters of credit, and otherwise provide credit support for the obligations of intermediate subsidiaries and EWGs and FUCOs in which CNGI has a direct or indirect interest, in amounts in the aggregate not to exceed $300 million(1).
____________
(1)  All dollar amounts are in U.S. dollars unless otherwise indicated.
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     The May Order reserved jurisdiction, pending completion of the record, over (i) investments by CNG and CNGI, of up to $300 million in entities that would engage in a variety of consulting and support services to nonassociates, as well as certain other energy-related businesses in foreign countries, (ii) the provision of credit support by CNG, CNGI and its subsidiaries, aggregating, together with EWG/FUCO credit support, of up to $300 million with nonassociates in connection with consulting, support and energy-related businesses in foreign countries, and (iii) the issuance to nonassociates by CNGI and its subsidiaries of securities that are not exempt from prior SEC review under sections 6(a) and 7 of the Act, among other things.

     By order dated November 19, 1996 (HCAR No. 26608), File No. 70-8759, the SEC released jurisdiction over proposed investments of up to $75 million in three pipeline projects in Australia ("Australian Pipeline Projects"). By order dated February 12, 1998 (HCAR No. 26824), the SEC released jurisdiction over a proposed investment by CNGI of up to $165 million to acquire a one-third interest in the Alinta pipeline being privatized by the government of Western Australia. The Alinta Pipeline is referred to further herein as the Dampier-to-Bunbury Natural Gas Pipeline.

     This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the aforesaid orders, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and such orders.




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MERGER OF CNG

	On January 28, 2000, CNG ("Old CNG") was merged into a newly formed, wholly-owned subsidiary ("New CNG") of Dominion Resources, Inc ("DRI"). New CNG, located in Richmond, Virginia, was the surviving corporation and changed its name to "Consolidated Natural Gas Company." Since New CNG substantially succeeds to all the rights and obligations of Old CNG pursuant to the merger, "CNG" as used further herein will refer to both Old CNG, for the period prior to January 28, 2000, and New CNG, for the period beginning on such date. For further information on the merger, reference is made to SEC orders dated December 15, 1999, Release Nos. 35-27112 and 35-27113, and to the Registration Statement on Form S-4, File No. 333-75669, filed by Dominion Resources, Inc. and CNG under the Securities Act of 1933 on April 5, 1999. The authorization expiration of the May Order was extended to January 28, 2003 pursuant to the order in Release No. 35-27112. After the merger, CNG decided to sell the foreign businesses of CNGI in furtherance of DRI's strategy to focus on the energy business in the northeastern quadrant of the United States.











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EWGS AND FUCOS

    The Latin America Energy and Electricity Fund I, L.P.
	______________________________________________________

	CNGI has invested approximately $10,000,000 in The Latin America Energy and Electricity Fund I, L.P. ("Fund"). The Fund has to date invested in three FUCOs: Empresa Distribuidora de Entre Rios, S.A. in Argentina, Luz del Sur in Peru, and Companhia Forca e Luz Cataguazes-Leopoldina in Brazil. The Fund invested in a foreign pipeline in 1998.

	Camuzzi Gas Pampeana S.A.
	Camuzzi Gas del Sur S.A.
	Empresa Distribuidora de Energia Atlantica S.A.
	_______________________________________________

		Pursuant to a stock purchase agreement dated December 22, 1997, CNGI acquired, for an aggregate of approximately $78 million, 12.5% of the voting shares of Sodigas Pampeana S.A. ("Sodigas"), 12.5% of the voting shares of Sodigas Sur S.A. ("Sodigas Sur") and 20% of the voting shares of Buenos Aires Energy Company S.A. ("Baeco"). In March 1998, CNGI purchased, for an aggregate of approximately $45 million, an additional 9.05% each in Sodigas and Sodigas Sur, and an additional 5% interest in Baeco. Thus CNGI after such additional acquisitions owned 21.55% of each of Sodigas and Sodigas Sur, and 25% of Baeco.

	Camuzzi Argentina S.A. operates the largest gas distribution concession in Argentina and owns 51% of both Sodigas and Sodigas Sur. Pacific
Enterprises owns 21.55% of each of Sodigas and Sodigas Sur.  The remaining
5.9% of Sodigas and Sodigas Sur is owned by two international mutual funds, Global Environment Fund and BEA Capital.
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 	Sodigas owns 70% of the voting shares of Camuzzi Gas Pampeana S.A.
("Camuzzi Pampeana").  Sodigas Sur owns 90% of the voting shares of Camuzzi
Gas del Sur S.A. ("Camuzzi del Sur"). The Argentine government owns 20% of Camuzzi Pampeana. The employees of Camuzzi Pampeana and Camuzzi del Sur each own 10% of their respective companies.

	  Camuzzi Argentina S.A. owns 75% of BAECO. Baeco owns 55% of the voting shares of Inversora Electria de Buenos Aires S.A. ("IEBA"), which in turn owns 90% of Empresa Distribiudora de Energia Atlantica S.A. ("EDEA"). United Utilities International Limited, one of the largest electric distributors in the United Kingdom, owns the remaining 45% of IBEA. The employees of EDEA own the remaining 10% of EDEA.

	Camuzzi Pampeana serves approximately 770,000 customers in Buenos Aires province (but not in the city of Buenos Aires itself). Camuzzi del Sur serves approximately 354,000 customers in Argentina to the south of Buenos Aires. Camuzzi Pampeana and Camuzzi del Sur together sell approximately 335 bcf of natural gas per year. EDEA serves approximately 398,000 electric customers in the province of Buenos Aires, delivering about 1,800 gigawatt-hours a year.

	On October 10, 2000 CNGI sold all of its interests in Sodigas, Sodigas Sur and Baeco to Sempra Energy International ("Sempra") for $145,000,000. Sempra Energy, the parent of Sempra, has guaranteed the payments to be made to CNGI pursuant to the agreement; and DRI, the indirect parent of CNGI, has guaranteed the payments and share deliveries to be made by CNGI to Sempra under the agreement. No further reporting with respect to CNGI's formerly owned interests in Argentina will be made by Rule 24 Certificate of Notification.
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OTHER FOREIGN INVESTMENTS

	Australian Pipeline Projects
	____________________________

	 In December of 1996, CNGI acquired , through intermediate subsidiaries, a 30 percent interest in Epic Energy Pty. Ltd. ("Epic"), an Australian corporation. The other shareholders in Epic, as of June 30, 1999, were Venture Holdings Pty. Ltd., a subsidiary of El Paso International Company
(30%); Australian Mutual Provident Society, an Australian insurance company and investment house (10%); Allgas Pipelines Pty. Ltd. ("Allgas"), a gas distribution utility in Brisbane, Queensland (10%); and SAS Trustee
Corporation (Axion) and Utilities of Australia Pty. Limited (Hastings), both Australian investment managers (10% each). On December 19, 1996, Epic purchased the Australian Pipeline Projects' assets, which it operates, maintains and manages.

     Allgas' 10% share in Epic was acquired indirectly in July 1999 by the other shareholders through Epic Trust and its wholly-owned subsidiary, Epic Energy Western Australia Investments Pty Ltd. CNGI's pro rata portion of the purchase price for the additional interest in Epic was $6 million, which amount is added to the $38.8 million originally invested under the November 19, 1996 order to increase the aggregate amount invested under the authorization to $44.8 million.

     The Australian Pipeline Projects' assets were valued at more than $500 million in Australian dollars. The assets include three major long-distance natural gas pipeline systems accessing gas supplies in Australia's Cooper

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Basin: (i) a 488 mile pipeline from Moomba (the central supply point of the
Cooper Basin) south to the city of Adelaide; (ii) a 44 mile pipeline from Katnook to markets in South Australia; and (iii) a recently completed, 470 mile pipeline from the Cooper/Eromonga Basin in Southwest Queensland to the city of Wallumbilla, interconnecting with existing pipelines serving the Brisbane and Gladstone markets.

	Dampier-to-Bunbury Pipeline
	___________________________

    In March 1998, CNGI paid approximately $143 million to acquire its 33.3% equity interest, through intermediate subsidiaries including Epic Energy Australia Trust ("Epic Trust"), in the Dampier-to-Bunbury Natural Gas Pipeline ("DBNGP") from the Western Australia Government. The partners in Epic Trust are the same as the shareholders in Epic, as of June 30, 1999, with the exception of Allgas, which declined to invest in DBNGP. Allgas' otherwise 10% share in Epic Trust was acquired pro rata by those investing in the pipeline. DBNGP is a 925 mile natural gas pipeline running from Dampier to Bunbury in Western Australia. It transports natural gas from offshore and onshore fields in the northwest of Western Australia, which holds Australia's largest reserves of natural gas. Epic now operates the DBNGP.

	In connection with their investment in DBNGP, CNGI and a subsidiary of El Paso Energy Corporation formed DBNGP Finance Company LLC ("DBNGP
Finance"); DBNGP Finance is 50% owned by each of the parent companies. The equity ownership interests in DBNGP held by the parent companies were transferred to DBNGP Finance.


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	On October 2, 1998, DBNGP Finance borrowed $250 million under a senior term loan facility ("Term Loan"). The Term Loan matures October 2, 2001, can be extended in one-year increments to October 2, 2003, and bears interest at a variable rate. Of the gross proceeds received by DBNGP Finance under the Term Loan, $100 million was distributed to CNGI. In connection with the Term Loan, CNGI entered into an equity contribution agreement with DBNGP Finance. CNGI is contractually obligated to make equity contributions to DBNGP Finance equal to the proceeds distributed to CNGI, plus interest on such proceeds.
CNG is contractually obligated to cause CNGI to make such equity contributions.

	Epic Reorganization
	___________________

     In June of 2000 a reorganization ("Reorganization") was undertaken for the purpose of combining CNGI's pipeline ownership interests in eastern Australia and in western Australia under DBNGP and to place the interests in eastern Australia under the Epic Trust. The main business purpose of this realignment of interests was to eliminate duplication of services, and the simplification of management and future financing. The Reorganization was effected through two steps. The first step consisted of transferring ownership of CNG Cayman One Ltd. ("Cayman One") from CNGI to CNG Cayman Two Ltd. ("Cayman Two"). This was accomplished by CNGI transferring all of the outstanding shares of common stock of Cayman One to Cayman Two in return for additional shares of Cayman Two common stock. This resulted in Cayman One



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becoming a wholly-owned subsidiary of Cayman Two and an increase in CNGI's combined direct and indirect ownership of Cayman Two from 50% to approximately 61.5%. Since Cayman One owns CNGI's eastern Australia pipeline interests and Cayman Two owns its western Australia pipeline interests, all of CNGI's interests will now be held through Cayman Two.

     Epic Trust formed Epic Energy East Pipeline, Pty, Ltd. ("Epic Energy East") as a wholly-owned subsidiary for the purpose of consolidating operations of all Epic Energy pipelines in Australia. The second step involved the transfer by Cayman Two of all of the outstanding common stock of Cayman One to Epic Energy East in exchange for an interest bearing note which would immediately be contributed to Epic Trust in exchange for loan stock (equity) of the Epic Trust.

     The transactions comprising the Reorganization are all internal within the chain of ownership which CNGI has with respect to its Australian investments and do not involve any net ownership change in such investments. Consequently such transactions are deemed to have been executed pursuant to CNGI's authorization to invest in foreign energy markets through intermediary subsidiaries.









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FINANCING

     Combined balance sheet as of, and income statement for the nine months ending, September 30, 2000 for CNGI, and its subsidiaries are filed separately as part of this report under a claim for confidential treatment pursuant to Rule 104.

	To date, no guarantees have been issued, by or for the account of CNGI or any of its subsidiaries, with respect to any of the investments authorized in this proceeding.

	By order dated July 18, 1997, HCAR No. 26742, CNGI was authorized to participate in the CNG system money pool ("Money Pool"). During the reporting period CNGI made withdrawals of $5,182,000 from, and made contributions of $36,000 to, the Money Pool. CNGI's balance in the Money Pool on September 30, 2000 was a net borrowing of $21,363,000.


OTHER MATTERS

     The business of CNGI was to participate in selected projects in international markets in transactions either authorized by Commission order in this proceeding or as permitted by statutory exemption. The proceeds of the above described transactions were used by CNGI in such business.

	Quarterly financial statements of CNGI are filed under separate cover under a claim for confidential treatment pursuant to Rule 104(b).


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SIGNATURE

	The undersigned companies have duly caused this quarterly Rule 24 Certificate of Notification to be signed on their behalf by their attorney subscribing below duly authorized pursuant to the Public Utility Holding Company Act of 1935.


                                     CONSOLIDATED NATURAL GAS COMPANY
                                     CNG INTERNATIONAL CORPORATION


                                     By  N. F. Chandler
                                         Their Attorney







November 14, 2000